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                             September 8, 2020

       David Matthews
       Chief Financial Officer
       Ardagh Group S.A.
       56, rue Charles Martel
       L-2134 Luxembourg, Luxembourg

                                                        Re: Ardagh Group S.A.
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Form 6-K furnished
July 23, 2020
                                                            File No. 001-38032

       Dear Mr. Matthews:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2019

       Financial Statements
       Notes to the Consolidated Financial Statements
       2. Summary of significant accounting policies
       Revenue recognition, page F-21

   1. We note from your footnote certain contracts for which you manufacture products have no alternative use and you
have enforceable right to payment for production completed to date. Revenues from
such contracts are recognized over time while revenues for all other contracts are
recognized at a point in time (upon dispatch). Please tell us if the amounts recognized over time
are material and if so, tell us your consideration of paragraph 114 of
                                                        IFRS 15 and the
disaggregation of revenues from contracts with customers into categories that depict how the
nature, amount, timing and uncertainty of revenue and cash flows are affected by economic
factors. Alternatively, you may revise your footnote to provide disaggregated revenue
recognized from contracts over time and at a point in time.
 David Matthews
Ardagh Group S.A.
September 8, 2020
Page 2
Form 6-K furnished July 23, 2020

Exhibit 99.1, page 1

2. We note from the first page of your press release that you present the non-GAAP measure
         Adjusted EBITDA before the most directly comparable GAAP measure,
(Loss)/profit for
         the period, as calculated under IFRS. We further note that you present the non-GAAP measure Adjusted EBITDA margin without a corresponding measure calculated in accordance with IFRS. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 100(a)(1) and
(2) of Regulation
         G.
3. In addition, please revise your presentations of non-GAAP measures to use titles for the measures that are clearly distinguishable from the comparable GAAP titles. In this regard,
          the non-GAAP measures    cash generated from continuing operations
and    operating
         cash flow from continuing operations    and    operating cash flow
group    appear
         confusingly similar to the GAAP measure Net cash from operating activities.
4. Furthermore, as your reconciliations of cash generated from continuing operations, operating cash flow from continuing operations, and operating cash flow
         group are ultimately reconciled to (Loss)/profit from continuing operations, it is unclear as to whether this non-GAAP measure is used by management primarily as a measure of operating performance or as a measure of liquidity. Please tell us how management uses each measure, and to the extent you use these as measures of liquidity, please revise to provide a reconciliation to the most directly comparable measure, net cash from operating activities, calculated in accordance with IFRS.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameDavid Matthews                               Sincerely,
Comapany NameArdagh Group S.A.
                                                               Division of
Corporation Finance
September 8, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName